                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ---------

                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
               1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995




                        Commission File Number 01-14340





          SALARY DEFERRAL SAVINGS PROGRAM OF BLUE CROSS OF CALIFORNIA





                         WELLPOINT HEALTH NETWORKS INC.
                              21555 Oxnard Street
                       Woodland Hills, California  91367

                                   ---------

                              REQUIRED INFORMATION



The statement of net assets available for benefits as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995, together with the Report and Consent of Independent Accountants, are attached and filed herewith.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                        SALARY DEFERRAL SAVINGS PROGRAM
                                       OF
                           BLUE CROSS OF CALIFORNIA
                        -------------------------------
                                     (Plan)



     Signatures                       Title                     Date
     ----------                       -----                     ----




/s/ Yon Y. Jorden              Plan Administrative          June 27, 1996
_________________________      Committee Member
Yon Y. Jorden

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                   ---------

To the Retirement Committee of
   Blue Cross of California:


We have audited the accompanying statements of net assets available for benefits of the Salary Deferral Savings Program of Blue Cross of California (the "Program") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.

Los Angeles, California
April 12, 1996

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        As Of December 31, 1995 And 1994


                                                                            1995                  1994
                                                                        ------------           -----------
                                                A S S E T S:





 WellPoint Common Stock Fund (cost $3,994,727 and
    $3,430,580 at December 31, 1995 and 1994,
    respectively)                                                        $ 4,054,791           $ 3,158,916

 Investments in mutual funds:
    Vanguard Wellington Fund (cost $29,898,836 and
       $25,754,557 at December 31, 1995 and 1994,
       respectively)                                                      35,847,969            25,561,687
    Vanguard Explorer Fund (cost $1,486,360 and
       $790,773 at December 31, 1995 and 1994,
       respectively)                                                       1,581,921               773,567
    Vanguard Money Market Reserves Prime Portfolio
       Fund (cost $36,134,097 and $32,078,786 at
       December 31, 1995 and 1994, respectively)                          36,134,097            32,078,786
    Vanguard Index Trust 500 Portfolio Fund (cost
       $22,174,386 and $18,373,435 at December 31,
       1995 and 1994, respectively)                                       29,165,779            19,286,282
    Vanguard Primecap Fund (cost $7,806,002 and
       $2,656,108 at December 31, 1995 and 1994,
       respectively)                                                       8,902,349             2,695,307
    Vanguard U.S. Growth Portfolio Fund (cost
       $5,057,344 and $2,806,785 at December 31, 1995
       and 1994, respectively)                                             6,147,203             2,880,554
    Vanguard Bond Index Fund - Total Bond Market
       Portfolio (cost $2,495,902 and $1,673,191 at
       December 31, 1995 and 1994, respectively)                           2,598,165             1,575,127

 Participant loans receivable                                             12,335,940            10,526,661
                                                                        ------------           -----------

                                                                         136,768,214            98,536,887
 Contributions receivable:
    Employer                                                                 280,045               233,199
    Employee                                                                 236,907               396,733
    Loan payment due                                                          97,368               172,865
                                                                        ------------           -----------
                                                                             614,320               802,797
                                                                        ------------           -----------

                  Net assets available for benefits                     $137,382,534           $99,339,684
                                                                        ============           ===========





The accompanying notes are an integral part of these financial statements.

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For The Year Ended December 31, 1995




 Additions:
    Investment income:
       Interest and dividends                                                                   $5,098,125
       Interest on participant loans receivable                                                    876,167
       Net appreciation in fair value of investments                                            16,892,831
                                                                                               -----------

                  Total investment income                                                       22,867,123

    Contributions:
       Employer                                                                                  7,467,403
       Employee                                                                                 12,628,049
       Rollovers                                                                                 1,236,816
                                                                                               -----------

                  Total contributions                                                           21,332,268
                                                                                               -----------

                  Total additions                                                               44,199,391
                                                                                               -----------
 Deductions:
    Distributions to participants                                                                6,139,071
    Administrative expenses                                                                         17,470
                                                                                               -----------

                  Total deductions                                                               6,156,541
                                                                                               -----------

                  Net increase                                                                  38,042,850

 Net assets available for benefits:

    Beginning of year                                                                           99,339,684
                                                                                               -----------

    End of year                                                                               $137,382,534
                                                                                               ===========





The accompanying notes are an integral part of these financial statements.

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                                   ---------

1.       Program Description:

         The following description of the Salary Deferral Savings Program of Blue Cross of California (the "Program") provides only general information. Participants should refer to the Program document or summary plan description for a more complete description of the Program's provisions.

         General

         On April 1, 1984, Blue Cross of California (the "Company") adopted the Salary Deferral Savings Program sponsored by the Blue Cross and Blue Shield Association. The Program commenced on July 1, 1984 and is a defined contribution plan covering all employees of Blue Cross of California and certain of its affiliates who are at least 18 years of age (prior to March 1, 1994, the eligible age was 21). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions

         Any eligible employee may elect to have the employer reduce their compensation by an amount of between 2% and 15% and to have such amount contributed under the Program. The Program's provisions stipulate that the employer will provide a matching contribution on the first 6% of eligible employee contributions of an amount equal to 75% of the participant's contribution. Effective January 1, 1994 the contribution rate is increased to 85% for employees with 10 to 19 years of service and to 100% for employees with 20 or more years of service.

         Contributions by employees to all qualified retirement plans in which they participate are limited to a maximum of 25% of their total annual compensation, and subject to a maximum annual salary deferral limitation of $9,240 per year for 1995 and 1994 (as defined by the Internal Revenue Code and subject to an annual cost-of-living adjustment).





Continued

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   ---------

1.       Program Description, Continued:

         Participant Accounts

         Each participant's account is credited with the participant's salary deferral contribution, the employer's matching contribution, any special contributions, rollover contributions, and an allocation of fund earnings and is reduced by participant withdrawals and administrative expenses. Investment income, including gains and losses, and administrative expenses are allocated to each participant's account on a daily basis in the proportion that the value of each participant's account on that date bears to the value (excluding current fund earnings) of the accounts of all participants.

         Vesting

         Participants are immediately 100% vested in both employee and employer contributions and any earnings thereon.

         Investment Options

         Investments of the Program managed by Vanguard consist primarily of interests in seven mutual funds and the Class A Common Stock of WellPoint Health Networks Inc. (WellPoint Common Stock Fund), a majority-owned subsidiary of Blue Cross of California. The WellPoint Common Stock Fund is valued at the quoted stock price on the last business day of the year. Registration statements on Form S-8 have been filed with the SEC to register the shares to be included as an investment option. The mutual funds are as follows:

         - Vanguard Wellington Fund - This fund invests approximately 60% in common and preferred stocks of large, stable companies and 40% of the fund is invested in fixed-income securities, including high grade bonds and money market investments.

         - Vanguard Explorer Fund - This fund invests primarily in the common stocks of relatively small, unseasoned or embryonic companies.

         - Vanguard Money Market Reserves Prime Portfolio Fund - This fund invests in a combination of certificates of deposit, treasury bills, and commercial paper and other short-term corporate obligations, with maximum maturities of one year or less.





Continued

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   ---------

1.       Program Description, Continued:

         Investment Options, Continued

         - Vanguard Index Trust 500 Portfolio Fund - This fund invests in all the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

         - Vanguard Primecap Fund - This fund invests primarily in common stocks selected on the basis of consistency of earnings growth and quality of management.

         - Vanguard U.S. Growth Portfolio Fund - This fund invests primarily in seasoned U.S. companies whose prospects for growth are believed to be favorable and emphasizes U.S. Growth stocks.

         - Vanguard Bond Index Fund - This fund invests primarily in bonds and other fixed-income securities and seeks to match the total return of the Lehman Brothers Aggregate Bond Index.

         Payment Of Benefits

         Participants who leave the Company as a result of termination, retirement or permanent disability will receive a lump-sum payment of the entire value of their account. Current employees may request to withdraw all or a portion of their salary deferral and rollover account in the event of financial hardship, subject to limitations imposed by federal law. Distributions due to financial hardship must be for at least $1,000, be approved by the Program Administrator, and are payable only to the extent of the amount of the hardship (including the amount necessary to pay federal, state and local income tax and penalties reasonably expected to result from the hardship).

         Participant Loans Receivable

         In compliance with the Program document, participants are allowed to borrow against their account balances. These borrowings are referred to as participant loans receivable on the financial statements and participants are restricted as to the amount that they can borrow. Participant loans are stated on the financial statements at net realizable value. The interest rate charged for participant loans is based on the prevailing rates charged on similar loans by commercial lenders.





Continued

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   ---------

2.       Significant Accounting Policies:

         Basis Of Presentation

         The financial statements of the Program are prepared under the accrual method of accounting.

         Investment Valuation And Income Recognition

         Contributions made by or on behalf of participants are invested at the direction of each participant by the Program trustee in one or more of the investment funds. Each fund is divided into units of participation and the interest of each participant in such fund is evidenced by the number of units and portions thereof in such fund. Each unit in a fund represents an equal beneficial interest in the fund. Vanguard determines the total fair market value of all assets held in each fund daily and, thereby, the value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund.

         Participants can choose to allocate their contributions and account balances to any or all of the funds. Participants may transfer their vested balances, or a portion thereof, from one fund to another on a daily basis. Participants may also elect to change where their new contributions will be invested.

         Security transactions are accounted for on the date securities are purchased or sold (trade date). Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average-cost method based on the beginning market value. Contributions are recognized based on payroll dates and accrued, if applicable.

         In the statement of changes in net assets available for benefits, the Program presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

         Payment Of Benefits

         Benefits are recorded when paid.





Continued

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   ---------

3.       Changes In Net Assets For Benefits, By Fund:

         During the year ended December 31, 1995, the participant account balances allocated to each fund changed as follows:

                                                            WellPoint                                            Vanguard
                                                              Common          Vanguard         Vanguard        Money Market
                                                              Stock          Wellington        Explorer       Reserves Prime
                                                               Fund             Fund             Fund           Portfolio
                                                            ----------      ------------     -----------      --------------
 Additions:

          Interest and dividend income                        -              $1,720,574         $120,156         $1,959,738
          Interest on participant loans receivable            -                -                 -                 -
          Net appreciation in fair value of
             investments                                      $427,103        6,740,693          125,280           -
          Contributions:
             Employer                                          274,227        1,943,532          145,608          2,234,366
             Employee                                          485,510        3,315,819          285,186          3,701,203
             Employee rollovers                                139,387          170,303           62,232            270,793
                                                            ----------     ------------         --------         ----------

                Total additions (deductions)                 1,326,227       13,890,921          738,462          8,166,100
                                                            ----------     ------------         --------         ----------
 Deductions:
          Distributions to participant                         154,825        1,663,705           36,477          1,717,955

          Administrative expenses                                   30            3,890               40             12,380
                                                            ----------     ------------         --------         ----------

                Total deductions                               154,855        1,667,595           36,517          1,730,335

 Transfers between funds, net                                (275,497)      (1,937,044)          106,409        (2,380,454)
                                                            ----------     ------------         --------         ----------

                Net additions                                  895,875       10,286,282          808,354          4,055,311

 Balance at December 31, 1994                                3,158,916       25,561,687          773,567         32,078,786
                                                            ----------     ------------         --------         ----------

 Balance at December 31, 1995                               $4,054,791      $35,847,969       $1,581,921        $36,134,097
                                                            ==========      ===========       ==========        ===========

 Number of participants                                          1,161            2,549              370              2,370
                                                                 =====            =====           ======              =====

                                                              Vanguard
                                                               Index          Vanguard         Vanguard         Vanguard
                                                             Trust 500        Primecap        U.S. Growth      Bond Index
                                                              Portfolio         Fund           Portfolio          Fund
                                                           -------------     ----------      -------------   --------------
 Additions:

          Interest and dividend income                         $654,467         $255,730         $247,139         $140,321
          Interest on participant loans receivable              -                -                -                -
          Net appreciation in fair value of
             investments                                      6,873,915        1,376,805        1,141,379          207,656
          Contributions:
             Employer                                         1,482,111          603,134          489,559          248,019
             Employee                                         2,523,899        1,148,233          885,038          442,987
             Employee rollovers                                 220,334          223,239           91,899           58,629
                                                             ----------     ------------        ---------        ---------

                Total additions (deductions)                 11,754,726        3,607,141        2,855,014        1,097,612
                                                             ----------     ------------        ---------        ---------
 Deductions:
          Distributions to participant                        1,268,622          302,391          227,874          147,523
          Administrative expenses                                   500              270              340               20
                                                             ----------     ------------        ---------        ---------

                Total deductions                              1,269,122          302,661          228,214          147,543

 Transfers between funds, net                                 (606,107)        2,902,562          639,849           72,969
                                                             ----------     ------------        ---------        ---------

                Net additions                                 9,879,497        6,207,042        3,266,649        1,023,038

 Balance at December 31, 1994                                19,286,282        2,695,307        2,880,554        1,575,127
                                                             ----------     ------------        ---------        ---------

 Balance at December 31, 1995                               $29,165,779       $8,902,349       $6,147,203       $2,598,165
                                                             ==========        =========        =========        =========

 Number of participants                                           2,157              924              981              690
                                                                  =====           ======           ======           ======





                                                           Loan Fund       Receivables         Total
                                                           ---------       -----------         -----
 Additions:

          Interest and dividend income                        -                -             $5,098,125
          Interest on participant loans receivable           $876,167          -                876,167
          Net appreciation in fair value of
             investments                                      -                -             16,892,831
          Contributions:
             Employer                                         -               $46,847         7,467,403
             Employee                                         -              (159,826)       12,628,049
             Employee rollovers                               -                -              1,236,816
                                                           ----------    ------------         ---------

                Total additions (deductions)                  876,167        (112,979)       44,199,391
                                                           ----------    ------------         ---------

 Deductions:
          Distributions to participant                        619,699          -              6,139,071
          Administrative expenses                             -                -                 17,470
                                                           ----------    ------------         ---------

                Total deductions                              619,699          -              6,156,541
 Transfers between funds, net                               1,552,811         (75,498)           -
                                                           ----------    ------------         ---------

                Net additions                               1,809,279        (188,477)       38,042,850

 Balance at December 31, 1994                              10,526,661         802,797        99,339,684
                                                           ----------         -------        ----------

 Balance at December 31, 1995                             $12,335,940        $614,320      $137,382,534
                                                           ==========         =======       ===========

 Number of participants                                         1,582
                                                                =====





Continued

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   ---------

4.       Program Termination:

         The Company expects the Program to be continued indefinitely, but reserves the right to amend or terminate the Program in writing at any time. The accounts of participants affected by a partial or complete termination of the Program are nonforfeitable and will be determined as of the valuation date immediately preceding the date the Company designates as the date of termination.


5.       Expenses Of The Program:

         Effective January 1, 1988 due to a Program amendment, the Program pays for most of the administrative and recordkeeping costs. Participants are charged for their pro rata portion of such costs.

         Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and they are included in the fund expense ratio. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

         The Company provides certain administrative services to the Program at no cost. Certain administrative costs of the Program are paid by the Company, which is a party-in-interest. These costs are not reflected in these financial statements and constitute exempt transactions under ERISA.


6.       Tax Status Of The Program:

         The Program, as amended in 1987 and 1990, received a favorable determination letter from the Internal Revenue Service in November 1995 that the Program constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is exempt from federal income taxes under provisions of Section 501(a).

         Under the provisions of Section 401(k) of the Code, contributions to the Program are not taxable to the participants until distributed.





Continued

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   ---------

7.       Subsequent Events (Unaudited):

         On May 20, 1996, the Company concluded a series of transactions (collectively, the "Recapitalization") to recapitalize its publicly traded, majority-owned subsidiary, WellPoint Health Networks Inc., a Delaware corporation ("Old WellPoint"), pursuant to the Amended and Restated Recapitalization Agreement dated as of March 31, 1995 (the "Amended Recapitalization Agreement"), by and among Old WellPoint, the Company, Western Health Partnerships (the "Health Foundation") and Western Foundation for Health Improvement (the "Western Foundation"). In connection with the Recapitalization, (a) Old WellPoint distributed an aggregate of $995.0 million by means of special dividend of $10.00 per share to the record holders of its Class A and Class B Common Stock as of May 15, 1996, (b) the Company, the sole shareholder of Old WellPoint's Class B Common Stock, donated its portion of such dividend ($800.0 million) to the Western Foundation, (c) the Company donated its assets, other than the shares of the Old WellPoint Class B Common Stock held by the Company and the Company's commercial operations (the "BCC Commercial Operations"), to the Health Foundation, (d) the Company changed its status from a California nonprofit public benefit corporation to a California for-profit business corporation, in conformity with the terms and orders of the California Department of Corporations, by means of filing amended and restated articles of incorporation with the California Secretary of State, immediately following which the Company issued to the Health Foundation 53,360,000 shares of its common stock and (e) Old WellPoint merged with and into the Company (the "Merger"), with the resulting entity changing its name to WellPoint Health Networks Inc. In connection with the Merger, (i) each outstanding share of Old WellPoint's Class A Common Stock was converted into 0.667 shares of the Company's common stock and (ii) the outstanding shares of the Company's common stock issued to the Health Foundation prior to the Merger were converted into 53,360,000 shares of the post-merger Company's common stock and a cash payment of $235.0 million to reflect the value of the BCC Commercial Operations. The BCC Commercial Operations consisted of, among other things, the health care lines of business conducted by Blue Cross of California, substantially all agreements with health care providers that provided services to enrollees of Blue Cross of California on hand at the time of closing of the Recapitalization.

         In connection with the Recapitalization, the Company has transferred responsibility for the administration of the Program to WellPoint Health Networks Inc. The operations of the Program are not expected to be impacted by the acquisition of the BCC Commercial Operations. The Company intends to continue the BCC Commercial Operations in substantially the same manner as they were conducted by Blue Cross of California prior to the Recapitalization. By virtue of the Merger and the exchange of shares of Old WellPoint for those of the Company, as of May 20, 1996 (the effective time of the Merger), there were a total of 66,366,500 shares of the Company's Common Stock outstanding, of which 53,360,000 shares (or approximately 80.4%) were held beneficially by the Health Foundation. Under the terms of the Recapitalization, the Health Foundation anticipates that it may reduce its voting power in New WellPoint to less than 20% within three years of the Recapitalization and to less than 5% within five years, either through sales of shares or by deposit into a voting trust.





Continued

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                    NOTES TO FINANCIAL STATEMENTS, Continued

                                   ---------

7.       Subsequent Events (Unaudited), Continued:

         On March 31, 1996, WellPoint acquired the Life and Health Benefits Management Division of Massachusetts Mutual Life Insurance Company ("UL&H"). Subsequent to the purchase, UL&H became a participant in the Salary Deferral Savings Program of Blue Cross of California. The assets held in the UL&H 401(k) plan were transferred to the Program maintained by Vanguard.

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT***
                               December 31, 1995



                                           (c)   Description Of Investment,
                                                 Including Maturity Date,
     (b)   Identity Of Issue, Borrower,          Rate Of Interest, Collateral                           (e) Current
(a)        Lessor Or Similar Party               Par, Or Maturity Value           (d)   Cost                Value
- ---------------------------------------------------------------------------------------------------------------------------------
**   WellPoint Common Stock Fund                     442,180    shares                  3,994,727       $ 4,054,791





*    Vanguard Wellington Fund                      1,467,375    shares                 29,898,836        35,847,969




*    Vanguard Explorer Fund                           31,670    shares                  1,486,360         1,581,921



*    Vanguard Money Market Reserves               36,134,097    shares                 36,134,097        36,134,097
       Prime Portfolio


*    Vanguard Index Trust 500 Portfolio              506,350    shares                 22,174,386        29,165,779



*    Vanguard Primecap Fund                          339,396    shares                  7,806,002         8,902,349



*    Vanguard U.S. Growth Portfolio                  302,074    shares                  5,057,344         6,147,203




*    Vanguard Bond Index Fund                        256,229    shares                  2,495,902         2,598,165



                                              Loan term varies up to thirty years;
     Participant loans receivable             interest rate 4.6% - 10.9%;
                                              collateralized by the participant's
                                              account balance.                             -             12,335,940
                                                                                     ------------      ------------

                                                                                     $109,047,654      $136,768,214
                                                                                     ============      ============





* Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

** Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

*** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

                       SALARY DEFERRAL SAVINGS PROGRAM OF
                            BLUE CROSS OF CALIFORNIA

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
                      For The Year Ended December 31, 1995


                                       (b)  Description Of Assets
                                            (Including Interest Rate And                     (c)   Purchase       (d)   Selling
  (a) Identity Of Party Involved            Maturity In Case Of A Loan)                            Price                Price
- -----------------------------------------------------------------------------------------------------------------------------------
      Vanguard
      Fidelity Trust Co. (1)           Wellington Mutual Fund (209 purchases)                     $10,833,394              -

      Vanguard
      Fidelity Trust Co. (1)           Prime Portfolio Mutual Fund (249 purchases)                 18,420,879              -

      Vanguard
      Fidelity Trust Co. (1)           Index 500 Portfolio Mutual Fund (198 purchases)              8,999,615              -

      Vanguard
      Fidelity Trust Co. (1)           Primecap Mutual Fund (209 purchases)                         8,496,623              -

      Vanguard
      Fidelity Trust Co. (1)           U.S. Growth Mutual Fund (165 purchases)                      3,406,864              -

      Vanguard
      Fidelity Trust Co. (1)           Wellington Mutual Fund (246 sales)                               -               $7,287,805

      Vanguard
      Fidelity Trust Co. (1)           Prime Portfolio Mutual Fund (251 sales)                          -               14,365,540

      Vanguard
      Fidelity Trust Co. (1)           Index 500 Portfolio Mutual Fund (243 sales)                      -                5,994,032

      Vanguard
      Fidelity Trust Co. (1)           Primecap Mutual Fund (183 sales)                                 -                3,666,386

      Vanguard
      Fidelity Trust Co. (1)           U.S. Growth Mutual Fund (208 sales)                              -                1,281,595

      WellPoint Health
      Networks Inc. (2)                Common Stock Fund (142 purchases)                            4,201,631              -

      WellPoint Health
      Networks Inc. (2)                Common Stock Fund (230 sales)                                    -                3,732,859

                                                      (f) Expense                              (h) Current Value
                                     (e)  Lease           Incurred With                            Of Asset On        (i) Net Gain
  (a) Identity Of Party Involved          Rental          Transaction       (g) Cost Of Asset      Transaction Date       Or (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------
      Vanguard
      Fidelity Trust Co. (1)               -                  -               $10,833,394         $10,833,394                -

      Vanguard
      Fidelity Trust Co. (1)               -                  -                18,420,879          18,420,879                -

      Vanguard
      Fidelity Trust Co. (1)               -                  -                 8,999,615           8,999,615                -

      Vanguard
      Fidelity Trust Co. (1)               -                  -                 8,496,623           8,496,623                -

      Vanguard
      Fidelity Trust Co. (1)               -                  -                 3,406,864           3,406,864                -

      Vanguard
      Fidelity Trust Co. (1)               -                  -                 6,689,115           7,287,805             $598,690

      Vanguard
      Fidelity Trust Co. (1)               -                  -                14,365,540          14,365,540                -

      Vanguard
      Fidelity Trust Co. (1)               -                  -                 5,198,664           5,994,032              795,368

      Vanguard
      Fidelity Trust Co. (1)               -                  -                 3,346,729           3,666,386              319,657

      Vanguard
      Fidelity Trust Co. (1)               -                  -                 1,156,306           1,281,595              125,289

      WellPoint Health
      Networks Inc. (2)                    -                  -                 4,201,631           4,201,631                -

      WellPoint Health
      Networks Inc. (2)                    -                  -                 3,637,484           3,732,859               95,375


(1) Custodian for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

(2) Sponsor of the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5% of the fair value of the Plan assets at the beginning of the Plan year.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

                                   ---------

We consent to the incorporation by reference in the registration statements of WellPoint Health Networks Inc. on Form S-8 (File Nos. 33-65260 and 333-05111) of our report dated April 12, 1996 on our audits of the financial statements of the Salary Deferral Savings Program of Blue Cross of California as of December 31, 1995 and 1994 and for the year ended December 31, 1995, which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

Los Angeles, California
June 27, 1996